Exhibit 99.1

Nexters strengthens its platform diversification with Throne Rush web release

October 29, 2021 -- Limassol, Cyprus -- Nexters (Nasdaq: GDEV), an international game development company which strives to introduce the joy of core gaming experiences to casual players, released a web version of its Throne Rush game at https://throne-rush.com to further diversify on different platforms with the aim to decrease the blended platform commission.

In the first half of 2021, the desktop versions of Nexters’ games showed considerable growth. The company’s bookings on desktop, which includes social and web versions of games, have grown by 91% year on year, driven by rapid expansion of the web. The share of desktop in the company’s bookings has reached 33% which gave rise to a reduction in the blended platform commission as a percentage of bookings by approximately 3% year on year.

“Throne Rush was one of our first success stories,” says Anton Reinhold, Chief Operating Officer at Nexters. “And even after 8 years, we don’t just support it but actively evolve the game through novel approaches and experimentation. The web version is one of these experiments, as we didn’t just transport Throne Rush to a new platform – we boiled the game down to its essential parts that make it unique and exciting, took a streamlined approach with a view towards balance and monetization, and now offer players a new, more competitive experience. We are already greatly inspired by the performance that Hero Wars - our flagship franchise - demonstrated on the web, and we feel that the future of Throne Rush on this platform may be very bright as well.”

Originally, Throne Rush - a fantasy strategy mid-core game - was Nexters’ first IP launched on social networks in 2013 and was awarded with the title “game of the year” by Facebook in 2014. Later, it was released on iOS and Android, and over its lifetime has accumulated more than 76 million installs worldwide.

Throne Rush is now being made available on a web platform and offers a distilled version of the gameplay that its fans came to know and love. Looking ahead, more features, game mechanics and content are planned to be implemented into the game to make the experience even richer and more enjoyable. Player feedback and internal metrics will play a crucial role in this process.

The web release of Throne Rush is line with Nexters’ growth strategy which, besides consolidation of players in the gaming industry, is committed to further proactive expansion into platforms, regions and genres. As announced earlier this year, the company plans to focus on casual games like the recently released farm and adventure game, Chibi Island, with more casual titles in the pipeline. The regional expansion strategy is expected to focus on Asia as one of the most prominent mobile game markets.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired gaming professionals. Please find more information about Nexters at https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.